Almaty	London
Astana	Mexico City	Attorneys and Counsellors at Law
Dubai	Milan		Telephone 212-696-6000
Frankfurt	Muscat	101 Park Avenue	Facsimile 212-697-1559
Houston	Paris	New York, New York 10178–0061	www.curtis.com
Istanbul	Washington, D.C.

February 7, 2011

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Jay Ingram, Legal Branch Chief

Re:	MSC Industrial Direct Co., Inc.
Form 10-K for the Fiscal Year Ended August 28, 2010 Filed on October 22, 2010 Definitive Proxy Statement on Schedule 14A Filed on December 3, 2010 File No. 001-14130

Ladies and Gentlemen:

On behalf of MSC Industrial Direct Co., Inc., a New York corporation (the “Company”), we are providing this letter in response to the additional comment raised in the letter dated February 3, 2011 (the “Second Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Charles Boehlke, Executive Vice President and Chief Financial Officer of the Company.  Set forth below is the Company’s response to the Staff’s additional comment.  To facilitate your review, the Staff comment, as set forth in the Second Comment Letter, is reprinted in italics, numbered to correspond with the paragraph number assigned in the Second Comment Letter, and is followed by the response from the Company.

Form 10-K for the Year Ended August 28, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 23

1.
We note your response to comment two of our letter dated January 14, 2011.  While we note that you disclose the increase in net sales for your Large Account Customer sales and the “remaining business” for the fiscal year ended 2010, and corresponding decreases for the fiscal year ended 2009, you do not identify the business reasons that led to such increases and decreases, aside from a general statement about the effect of the global economic recession.  For example, it is unclear from your current disclosure why the net sales increase for your Large Account Customer programs for fiscal year 2010 was more significant than the net increase for your remaining business.  While you note that the increases and decreases include the changes in sales and product mix, as well as price increases on certain SKUs, you do not discuss what in particular about these changes led to the increase or decrease for your Large Account Customer net sales and remaining business net sales.  Where the financial statements reflect materially higher or lower revenues, the MD&A should not only identify the increase or decrease, but should also analyze the reasons underlying the change when the reasons are material and determinable.  See Section II.B.4 of SEC Release No. 33-8350.  Please confirm that you will provide such analysis in your future filings.

curtis, mallet-prevost, colt & mosle llp Attorneys and Counsellors at Law	Page 2	Mr. Jay Ingram February 7, 2011

Response:

The Company confirms that in future filings, where the financial statements reflect materially higher or lower revenues, its MD&A will not only identify the increase or decrease, but also will analyze the reasons for the change when the reasons are material and determinable.  For example, when the net sales increase for the Company’s Large Account Customer programs is more significant than the net sales increase for the Company’s remaining business, the Company will include an explanation where material.

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In connection with this response, the Company is furnishing a separate letter, attached hereto, acknowledging the Tandy representations.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,

/s/ Jeffrey N. Ostrager

Jeffrey N. Ostrager

cc:	Charles Boehlke, MSC Industrial Direct Co., Inc.
Steve Armstrong, MSC Industrial Direct Co., Inc. Erin Jaskot, Staff Attorney